Exhibit 99.113

DHX Media Reports Fiscal 2015 First Quarter Results, Declares Dividend

- 59% Growth in Revenues, 76% Growth in Adjusted EBITDA -

- Announces acquisition of a children's and family library -

HALIFAX, Nov. 13, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, today announced its unaudited financial results for the first quarter of fiscal 2015, ended September 30, 2014.

Highlights

•	Revenues up 59% to $43.03 million, from $27.00 million for Q1 2014.
•	Adjusted EBITDA[1] up 76% to $13.73 million, from $7.80 million for Q1 2014.
•	Normalized net income up 83% to $5.54 million, or $0.05 adjusted basic and $0.05 diluted earnings per share, after adding back acquisition-related costs, and other nonrecurring charges of $13.27 million, as compared to $3.02 million for Q1 2014, or $0.03 adjusted basic and diluted earnings per share.
•	One-time "tangible benefit obligation" charge of $14.22 million incurred from Family Channel acquisition, reflecting commitment required by CRTC to provide $17.31 million to Canadian broadcasting system over the next seven years.

1 EBITDA represents income of the Company before amortization, finance income (expense), taxes, share of loss of associates, development expenses and any impairments, share-based compensation expense, and Adjusted EBITDA includes adjustments for other one-time and non-recurring charges. (See September 30, 2014 MD&A definition of EBITDA and Adjusted EBITDA for full details).

Dana Landry, DHX Media CEO, commented: "The first quarter of fiscal 2015 was marked by strong growth in revenues and adjusted EBITDA as we realized the first two months of cash flow from DHX Television. Our distribution business and our merchandising-and-licensing arms all saw solid double-digit growth this quarter, over Q1 2014, as did our gross margin. A comparative drop in proprietary production revenues over Q1 last year was expected and was due largely to the specific timing of deliveries in the quarter. Proprietary production deliveries are nonetheless progressing as planned for fiscal 2015 and we remain confident of achieving the targets previously stated in our outlook for the year."

Library Acquisition

The Company also announced today that it acquired a library of 151 television series, feature films and television specials, including all international distribution rights to DHX Media's Degrassi, Instant Star and The L.A. Complex series. The aggregate purchase price for the library was approximately USD $12 million, which was financed through a USD $12 million extension of the Company's Amended and Restated Senior Secured Credit Agreement.

"With this acquisition DHX consolidates all rights to our Degrassi series," said Mr. Landry. "By bringing the international distribution rights in house, we expect stronger distribution sales for Degrassi, one of the most recognizable brands globally in the teen drama category."

The acquisition consists predominately of children's and family assets, and adds approximately 1,830 half hours to DHX's existing library of more than 10,000 half hours, further cementing the Company's position as owner of the world's largest independent library of children's and family shows. The acquired library consists of outright ownership of 117 titles, and distribution rights for an additional 34 titles. The acquisition brings U.S. 2nd-window and international distribution rights for Degrassi, The L.A. Complex, and Instant Star. Other kids-and-family assets in the deal include more than 35 television series and more than 35 feature films and television specials.

Transfer of Preferred Variable Voting Shares

Additionally, the Company today announced that on November 12, 2014, with the approval of the Board of Directors, the Executive Chairman transferred 100 million Preferred Variable Voting Shares ("PVVS") to the CEO, in accordance with the terms of a shareholders agreement among the Company and any holder of the PVVS (the "PVVS Shareholder Agreement"). The value of the consideration paid for the shares was $1 in aggregate. On the date of the transfer, the CEO entered into the PVVS Shareholder Agreement with the Company, pursuant to which the CEO (i) agreed not to transfer the PVVS, in whole or in part, except with prior written approval of the Board, (ii) granted the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted the Company a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX, and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX. The PVVS were instituted prior to the Company's initial public offering to ensure continuing qualification for tax credits.

Dividend Declaration

On November 12, 2014 the Board of Directors approved a dividend for the quarter of $0.013 on each Common Voting Share and each Variable Voting Share outstanding to the shareholders of record at the close of business December 5, 2014, to be paid December 29, 2014.

Analyst Call Details

The Company will host a conference call for analysts on Friday, November 14, 2014, at 8:30 a.m. ET to discuss Fiscal 2015 first-quarter financial results. Media and others may access this call on a listen-in basis.

Conference call numbers:

To access the call, please dial +1(888) 231-8191 toll-free or +1(647) 427-7450 internationally. Please allow 10 minutes to be connected to the conference call, passcode 28758548.

Replay: Instant replay will be available beginning approximately two hours after the call on +1(855) 859-2056 toll free or +1(416) 849-0833, and passcode 28758548, until 11:59 p.m. ET, November 21, 2014.

Consolidated Statements of Income and Comprehensive Income Data

($000, except per share data)	Three Months Ended September 30, 2014	Three Months Ended September 30, 2013
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) Data:
Revenues	43,031	27,002
Direct production costs and expense of film and television produced	(17,283)	(11,076)
Expense of book value of acquired libraries	(874)	(663)
Gross margin	25,074	15,263
Selling, general, and administrative	(11,953)	(8,052)
Amortization, finance and other expenses, net	(23,252)	(3,759)
Provision for income taxes	2,398	(1,294)
Net income (loss)	(7,733)	2,158
Cumulative translation adjustment	(2,893)	1,306
Comprehensive income (loss)	(10,626)	3,464
Basic earnings (loss) per common share	(0.06)	0.02
Diluted earnings (loss) per common share	(0.06)	0.02
Weighted average common shares outstanding (expressed in thousands)
Basic	119,894	102,778
Diluted for net income (loss)	119,894	106,515
Diluted for normalized net income	122,969	106,515

Normalized net income	5,535	3,021
Basic normalized earnings per common share	0.05	0.03
Diluted normalized earnings per common share	0.05	0.03

Revenues

Revenues for Q1 2015 were $43.03 million, up 59% from $27.00 million for Q1 2014. The increase in Q1 2015 was due to the acquisition of DHX Television on July 31, 2014 as well as increases in distribution, producer and service fee revenue, M&L-owned, and M&L-represented, offset by a decrease in proprietary production revenue.

Proprietary production revenues: Proprietary production revenues for Q1 2015 were $5.56 million, a decrease of 47% compared to $10.58 million for Q1 2014. The decrease was expected and due largely to the timing of scheduled Q1 2015 proprietary production deliveries and were in line with Management's expectations. Fiscal 2015 deliveries are tracking to previously reported annual expectations.

For Q1 2015, the Company added 31.0 half-hours to the library versus 53.0 half-hours for Q1 2014. The breakdown for Q1 2015 is 31.0 half-hours - $5.56 million of proprietary film and television program production revenue versus the 41.0 half-hours for Q1 2014, where the programs have been delivered and the license periods have commenced for consolidated entities and no half-hours for shows in intellectual property ("IP") rights for third party produced titles (12.0 half-hours for SheZow in Q1 2014). Q1 2015 proprietary deliveries were in line with scheduled deliveries and Management's expectations.

Distribution revenues: For Q1 2015, distribution revenues were up 44% to $9.99 million (39% organic growth including 2% acquisitive growth or $0.17 million from Epitome) from $6.96 million for Q1 2014, primarily due to the continuing growth of new digital customers and territories. For Q1 2015, the Company closed significant deals, among others previously announced, as follows: Walt Disney Corporation, Netflix, Inc., Jeunesse TV, Société-Radio Canada, Buena Vista International, and QKids LLC. Also included in these figures are advertising and subscription video on demand ("VOD") revenues, from our evolving Google (YouTube.com) relationship. The net margin contribution from the Google (YouTube.com) relationship for Q1 2015 was $1.44 million (gross revenue-$2.62 million) (Q1 2014-net margin contribution $0.34 million (gross revenue-$0.61 million)). This was only up slightly from Q4 2014 (net margin contribution-$1.43 million (gross revenue-$2.59 million)) as July and August are slow months for advertising revenues. September showed 16% growth in advertising VOD month over month and Management expects this trend to continue for Q2 2015 and the remainder of Fiscal 2015.

Television revenues: For Q1 2015, television revenues were $13.99 million (Q1 2014-nil) for the two month period from July 31, 2014 through September 30, 2014, which was at the high end of Management's expectations for DHX Television. Approximately $12.10 million, or 86%, of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined $1.90 million, or 14% of the total television revenues.

M&L-owned (including music and other royalty revenues): For Q1 2015, M&L-owned increased 25% to $2.74 million (Q1 2014-$2.19 million). For Q1 2015 and Q1 2014, there were no amounts for Yo Gabba Gabba! Live! as no shows were scheduled in these periods. In October 2014, a refreshed Yo Gabba Gabba! Live! tour was launched and is expected to visit 30 cities and perform 58 shows through December 2014. For Q1 2015, the remaining M&L-owned was $2.74 million, up 25% as compared to $2.19 million for Q1 2014 mainly the result of acquisitive growth, specifically in music and other royalties.

M&L-represented revenues: For Q1 2015, M&L-represented revenues were up to $2.98 million or 16% compared to Q1 2014 at $2.57 million, in line with Q1 2015 expectations as the UK and Europe continue to show signs of recovery.

Producer and service fee revenues: For Q1 2015, the Company earned $6.94 million for producer and service fee revenues, an increase of 69% versus the $4.10 million from Q1 2014 as a couple of significant projects ramped up at both the Company's Halifax and Vancouver offices.

New media revenues: For Q1 2015, new media revenues increased 40% to $0.84 million (Q1 2014-$0.60 million) based primarily on scheduled timing of certain UMIGO and other interactive deliverables.

Gross Margin

Gross margin for Q1 2015 was $25.07 million, an increase in absolute dollars of $9.81 million or 64% compared to $15.26 million for Q1 2014. DHX is pleased to report the overall gross margin for Q1 2015 at 58% of revenue which was near the top of Management's expectations as the result of a strong quarter for digital distribution deals, overall distribution margins, proprietary production margins, M&L-owned, M&L-represented, and DHX Television. Gross margin for Q1 2015, including DHX Television, was calculated as revenues of $43.03 million, less direct production costs and expense of investment in film of $17.08 million and $0.87 million expense of book value of acquired libraries, (Q1 2014-$27.00 million less $11.08 million and less $0.66 million, respectively). Gross margins for DHX Television were 52% or $7.33 million, calculated as revenue of $13.99 million, less programming costs, Disney fees, and other direct creative costs of $6.66 million.

For Q1 2015, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $2.98 million or 54%, net producer and service fee revenue margin of $2.40 million or 35%, distribution revenue margin of $7.22 million or 72% ($5.72 million or 57% when the remaining $1.49 million for the expense of acquired libraries below the line is removed), television margin was $7.33 million or 52%, M&L-owned margin was $2.02 million or 74%, M&L-represented revenue margin was $2.98 million or 100%, and new media margin of $0.16 million or 19%.

Production margin at 54%, based on product delivery mix and specifically driven by strong production margins on Degrassi, was above the high-end of Management's expectations. Producer and service fee margins can vary greatly and at 35% (as compared to 26% for Q1 2014) is within Management's expectations. Distribution margin can fluctuate greatly from title-to-title and at 72% is above the high-end of Management's expectations. DHX Television's margin of 52% was consistent with Management's expectations.

Operating Expenses (Income)

SG&A

SG&A costs for Q1 2015 increased 48% to $11.95 million compared to $8.05 million for Q1 2014. For Q1 2015, SG&A includes $2.43 million (Q1 2014-nil) for DHX Television for 61 days of activity. SG&A includes $0.61 million (Q1 2014-$0.59 million) in non-cash share-based compensation. When adjusted, cash SG&A at $11.34 million was in line with the midpoint of Management's quarterly SG&A expectations.

EBITDA and Adjusted EBITDA

For Q1 2015, EBITDA was a loss of $4.41 million, down $10.97 million or 167% versus $6.57 million for Q1 2014. For Q1 2015, Adjusted EBITDA was $13.73 million, up $5.93 million or 76% over $7.80 million for Q1 2014. For Q1 2015, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Epitome, the recent library acquisition, and DHX Television acquisition costs totaling $3.92 million (Q1 2014-$1.23 million for Ragdoll acquisition and integration costs) and tangible benefit expense of $14.22 million related to DHX Television.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,800 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including the Company's growth and achieving of targets, growth in advertising VOD and distribution sales of Degrassi. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information:

Investor relations, please contact:

Joann Head - Manager, Investor Relations, DHX Media Ltd.

joann.head@dhxmedia.com

+1 416-977-7018

Media, please contact:

Shaun Smith - Director, Corporate Communications, DHX Media Ltd.

shaun.smith@dhxmedia.com

+1 416-977-7230

CO: DHX Media Ltd.

CNW 20:38e 13-NOV-14